Filed by Guidant Corporation pursuant to Rule 425 under the
                Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388


         In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

         The following is a voice mail from John Capek to Guidant's Vascular Intervention employees.

                                     # # #

     o Hello, this is John with a message to all VI employees and to the VI field organization. As we close out what has been a very impactful week by anyone's measure, I want to take a few moments to reflect with you on the events of the past few weeks, and to comment on what we can expect as an organization moving forward.

     o First, I want to add some perspective around Guidant's revised agreement with Johnson & Johnson. If you read the press, you will hear a wide variety of opinions from the analysts and others as to whether this deal makes sense at the price of $63.08 per share. Of course, because each share of Guidant stock will be exchanged for .493 shares of J&J stock, this $63.08 price per share has the potential to increase, depending upon the price of J&J stock at the time the deal is closed.

     o As Jim Cornelius said in his communication to employees on Tuesday, Guidant chose to go forward with the agreement for many reasons, not the least of which is the near-term clarity and focus it provides for our employees and our customers.

     o I don't think anyone can deny that the challenges we have faced in our CRM business have had an impact on our organization, and while we have implemented - and will continue to implement - very definite steps to rebuild market share and confidence in our products, it will take time and resources to bring us back to our pre-recall market share and company image.

     o As I said in my last message to you, the Guidant Board and Senior Management continues to believe that the strategic rationale for the agreement with J&J remains just as strong today as it was nearly a year ago when we first announced our intention to merge. And yes, while the financial parameters of the deal have changed substantially since then - reflecting the challenges we've faced over the last six months - we continue to believe that, long-term, joining with J&J will provide us an opportunity to provide lifesaving products to our customers and patients, and rewarding careers for Guidant employees.

     o From the VI perspective, this agreement with JNJ provides us with the resources to accomplish our goals both in our XIENCE DES program and to accelerate the availability of next-generation CORE and DES products, and to broaden our research initiatives. We will be able to combine J&J's strong consumer marketing position with our extremely strong R&D, clinical and technology leadership to create the preeminent Interventional Cardiology company. We all know that Guidant's sales force is the best in the industry, and this deal will allow our sales force to directly provide valuable products to our customers, with the resources and backing of Johnson & Johnson. We'll be able to increase our investment in innovative future technologies that will help to ensure long-term business continuity and growth for VI and for Guidant, and provide stability and real opportunities for career growth for our employees.

     o As we approach Thanksgiving, we at VI have a great deal to celebrate, including the most recent accomplishments we announced at TCT in October and at AHA this week related to our DES program. The SPIRIT FIRST 12-month data looks great, with no acute or late stent thromboses in either arm, and a very low 3.8% device-related MACE rate through the one-year period. This speaks not only to the efficacy of our everolimus and polymer combination, but also to our first-class bare-metal stent and stent delivery technology.

     o Enrollment in our SPIRIT II trial was completed last week ahead of schedule - in just four months - a real testament to the hard work of our clinical/regulatory teams. In addition, all continues to go well in Spirit III as we recently passed the 400 patient enrollment level.

     o Now, I know all of these great accomplishments are the result of your commitment to achieving our business goals, day-by-day, and quarter-by-quarter. And clearly with all the news, media and competitive attention placed on our deal with JNJ, this has not been made any easier over the last year, and particularly over the past several weeks.

     o I want to thank all of you for persevering through what have been some very challenging times. I am continually impressed by your resiliency and determination to excel, and I know you will continue to stay focused on the business as we move through these next few months.

     o I want all of you to keep in mind that the real value of Guidant is in our employees. The fact that the re-pricing of this deal and the public discussions regarding Guidant are so challenging for all of us to accept is the fact that we take our company personally... and this is the Guidant magic. Just as when any of us hear something we don't like about our own family, we take issue with it, so is it about our company... a company that we have built together.

     o J&J does not want to merge with us for our buildings or equipment. They know the value of our people - of your expertise, your knowledge, and your drive to succeed. We are strong today because of your competitive spirit and the dedication we all have to make a positive difference in the lives of the patients we serve. And it is this strength that will allow us to work through this challenging time, and to continue to be the first choice of our customers.

     o Finally, I want to wish all of you a very happy and safe Thanksgiving holiday with your families. Please take some time to reflect, to recharge, and to remember what's really important in all of your lives, and in the lives of your friends and families.

     o    Take care, and we'll talk again soon.